UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43

Corporate Registry (NIRE) No. 33.300.29520-8

Publicly-Held Company

Notice to the Market

Oi S.A. (“OI”) and its operational subsidiary Telemar Norte Leste (“Telemar”) hereby announce to their shareholders and the market in general that, as approved by the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, rates for domestic local and long distance services have been readjusted by 0.55%.

Pursuant to the concession agreement the readjustment is calculated on the basis of the variation in the Telecommunications Services Index (Serviços de Telecomunicações – IST) (“sector index”), which was 5.15% during the period from August 2011 to October 2012, and applying an average productivity factor (Factor X) of 4.37%, calculated by ANATEL to reduce the sector index.

As of February 7, 2013, the local interconnection rates (TU-RL) will be readjusted by 10.4%, to R$0.03211 (net) for Telemar and R$0.03527 (net) for Oi.

The rates, approved and effective as of February 8, 2013, are as follows:

Local Service – Gross Rates (R$ - Rio de Jan.)	Current	Readjusted
Installation Fees	43.22	43.46
Residential Subscription	43.78	43.53
Non-Residential Subscription and Trunk Services	77.89	77.46
AICE Subscription	14.44	14,35
Local Minute (Basic Plan)	0.10797	0.11919
VCA (Basic Plan)	0.21594	0.23839
Local Minute (PASOO)	0.04191	0.04626
VCA (PASOO)	0.16766	0.18506
PASOO Completion Rate	0.16766	0.18506

The amount of the credit for the use of public telephone booths was readjusted by 0.40%, to R$0.12550, including taxes.

The fixed line-to-mobile rates (VC1, VC2, VC3) and mobile termination rates (VU-M) were not readjusted.

Long Distance*

Distance (Km) – R$	Current	Readjusted
0 – 50	0.18795	0.16916
50 -100	0.51741	0.43979
100 - 300	0.63759	0.62252
+ 300	0.72237	0.73682

*	Rates per minute of domestic long distance calls, between 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. on weekdays (gross rates – RJ base – peak times).

Rio de Janeiro, February 5, 2013

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer